AKANDA CORP.

1a, 1b Learoyd Road

New Romney, TN28 8XU, United Kingdom

Tel: +44 (203) 488-9514

September 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-281945)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akanda Corp. (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-281945) so that it will become effective on Monday, September 30, 2024 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

AKANDA CORP.

By:	/s/ Katharyn Field
Name:	Katharyn Field
Title:	Interim Chief Executive Officer & Director